UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

TC BioPharm Limited

On October 2, 2025, the directors of TC BioPharm Limited, a subsidiary of TC BioPharm (Holdings) plc, appointed Michael Magnay and Rob Croxen of Alvarez and Marsal Europe LLP (“A&M”) as joint administrators to TC BioPharm Limited. A&M are now exploring options for the sale of the business and assets of TC BioPharm Limited, including the intellectual property and R&D assets for the benefit of creditors.

TC BioPharm (Holdings) plc continues to operate as usual outside of the administration process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

Date: October 7, 2025	By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer